Exhibit 77M for AXP(R) Growth Series, Inc.

Merger of AXP(R) Blue Chip Advantage Fund and AXP(R) Research Opportunities Fund into AXP(R) Large Cap Equity Fund

On June 25, 2004, AXP Blue Chip Advantage Fund (a Selling Fund), a series of AXP Market Advantage Series, Inc. (the Selling Corporation), and AXP Research Opportunities Fund (a Selling Fund), a series of AXP Growth Series, Inc. (the Buying Corporation), merged into AXP Large Cap Equity Fund (the Buying Fund), a series of the Buying Corporation.

Board action: Board members of the Selling Corporation and the Buying Corporation, at meetings held on January 7-8, 2004, approved an Agreement and Plan of Reorganization (Agreement). Each Board determined that participation in the reorganization was in the best interests of the respective Fund and that the interests of existing shareholders of the respective Fund would not be diluted as a result of the reorganization.

Shareholder approval: The shareholders of each Selling Fund approved an Agreement between the respective Selling Fund and the Buying Fund at shareholder meetings held on June 9, 2004.

Terms of the Reorganization: Under the Agreement, each Selling Fund transferred all of its assets to the Buying Fund in exchange for Class A, B, C and Y shares of the Buying Fund. Those shares were distributed proportionately to the shareholders of the respective Selling Funds. The Buying Fund assumed the liabilities of each Selling Fund. The shareholders did not pay any sales charge in connection with the distribution of shares. American Express Financial Corporation agreed to bear the costs of effecting the Reorganization.